

November 26, 2013

Via E-mail
Kee Yuen Choi
Chief Executive Officer and Director
eBullion, Inc.
80 Broad Street, 5th Floor
New York, New York 10004

> **Re:** **eBullion, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 1, 2013**
> **File No. 333-188003**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our comment letter dated October 21, 2013. The support you provided for the following statements appears to be inadequate:

    *   on page 17: CGSE members "must have a minimum required working capital, defined as cash plus precious metals, of approximately $193,000 and minimum required assets of $643,000."

    *   on page 17: "The CGSE requires its members to submit a quarterly liquidity capital report, in order to ensure that the bank balances exceed or equal the balance of customer deposits, as well as comply with the code of conduct which is regulated by CGSE."

Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus or otherwise advise.

2. We note your responses to comments 2 and 6 in our letter dated October 21, 2013. We have the following comments:

- Please explain the contractual and other legal rights and remedies that a customer has under the contract with respect to the counterparty. For example, if the counterparty fails to pay amounts owed under the contract, what recourse does the customer have against the counterparty?

- Please explain in greater detail the process and steps involved with closing out the contract from the perspective of both the party closing out the contract and the party continuing under the contract, including how the contract is assigned to a new party and the respective payment obligations of the parties at the time of close out. For example, who is obligated for amounts owed under the contract at close out? Does the party continuing under the contract have to pay amounts owed to the counterparty at close out? If not, who is obligated to pay such amounts at close out? Does the party continuing under the contract receive amounts owed from the counterparty at close out?

- You indicate that under no circumstances is the company liable for any amounts if the customer fails to pay amounts owed under the contract. You also indicate that the agent is solely liable in such case and that if the agent does not pay such amounts the CGSE can take remedial action against the agent. Please identify the arrangements setting forth this liability structure. For example, it does not appear that the CGSE is a party to the agency agreement such that it could enforce the agent's obligations under that agreement. In addition, the agent does not appear to be a party to the license that the company holds from the CGSE. Finally, it does not appear that the Agent is a party to the contract between the customer and the counterparty.

- Please provide a brief summary of the terms of the arrangement between a customer and an agent, including the commissions, fees and/or other amounts paid by the customer to the agent. Please also provide us supplementally with an English translation of the form of customer agreement.

3. We note your response to comment 4 in our letter dated October 21, 2013. Please be advised that we are continuing to review your response to this comment.

4. We note your response to comment 5 in our letter dated October 21, 2013. We also note the disclosure in the last paragraph under the risk factor "Any future expansion or acquisitions may result in significant transaction expenses…" on page 6. Please reconcile the disclosure in the risk factor with your response. In this regard, we note that

it is not clear how the contracts cannot be offered or sold in the United States as indicated in the risk factor if customers can enter into the contracts from the United States using the Internet as indicated in your response. Further, you indicate in your response that you have no customers that are residents of the United States. However, U.S. jurisdiction would not necessarily be based on the residency of the parties, but rather on their location when entering into the contract. Please revise your response accordingly.

5.   We note your disclosure that the agents' customers may maintain cash on deposit with Man Loong in Man Loong's bank accounts. Please revise your disclosure to explain whether there is an agreement governing the relationship between Man Loong and these customers regarding these cash deposits. If so, please summarize the material provisions of these agreements and file these agreements as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.

Director Compensation, page 27

6.   We note your response to comment 11 of our comment letter dated October 21, 2013 and the related revisions throughout your registration statement that Mr. Choi received a salary of $15,472 and $15,430 for the years ended March 31, 2013 and 2012, respectively, and that he is a chief executive officer and director. Please explain to us whether a portion of this salary related to Mr. Choi's services as a director and, if so, please identify that amount.

Exhibit 5.1

7.   We note that in your legality opinion counsel does not opine that the shares are "legally issued." Please have counsel revise the opinion to clarify that the shares are legally issued. Refer to SEC Staff Legal Bulletin No. 19, Item II.B.1.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Leslie Marlow, Esq. (Via E-mail)
Hank Gracin, Esq. (Via E-mail)